Exhibit 21.1

Entity Name	Jurisdiction	DBA Name (if Different)

Catalyst International, Inc.	Delaware

Catalyst WMS UK Ltd.	United Kingdom

Cayman First Tier	Cayman Islands	IMI

CDC Software Acquisitonco II SRL	Barbados	Pivotal

CDC Software, Inc.	Delaware

Industri-Matematik International Corp.	Delaware	IMI

IMI Holdings Ireland Limited	Ireland	IMI

Industri-Matematik AB	Sweden	IMI

MVI Technology, Inc.	Florida

Pivotal Corporation	British Columbia

Pivotal Bangalore Software Dev. Priv. Ltd.	India

Pivotal Corporation	Washington

Pivotal Corporation Ltd.	United Kingdom

Pivotal Corporation Ireland Ltd.	Ireland

Platinum Software Systems (Shanghai) Co. Ltd.	Shanghai

Ross Systems, Inc.	Delaware

Ross Systems (UK) Limited	United Kingdom

Saratoga Systems, Inc.	California

Saratoga Systems, AB	Sweden

Saratoga Systems, Ltd.	United Kingdom

Saratoga Systems, GmbH	Germany

Saratoga Systems, S.A.R.L.	France